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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                 SCHEDULE TO-T/A
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)
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                           Houghton Mifflin Company
                      (Name of Subject Company (Issuer))
                              Soraya Merger Inc.
                               Vivendi Universal
                     (Names of Filing Persons (Offerors))
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                    Common Stock, Par Value $1.00 per Share
                        (Title of Class of Securities)
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                                   44156010
                     (Cusip Number of Class of Securities)
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                         George E. Bushnell, III, Esq.
                     c/o Vivendi Universal Holding I Corp.
                        800 Third Avenue, Seventh Floor
                           New York, New York 10022
                           Telephone: (212) 572-7855
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                             Faiza J. Saeed, Esq.
                            Cravath Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000
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                          CALCULATION OF FILING FEE:


 Transaction Valuation*                    Amount of Filing Fee**
---------------------------------- ------------------------------------

   $1,839,966,000.00                                $367,994
================================== ====================================

*For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,666,100 shares of common stock of Houghton Mifflin Company subject to outstanding options to purchase shares of common stock of Houghton Mifflin Company from Houghton Mifflin

          Company at the tender offer price of $60.00 per share of common stock.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:...............$367,994  Filing Party:..Vivendi Universal
Form or Registration No.:..SC TO-T (005-08062)  Date Filed:.........June 8, 2001

       [ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                                            [X] third-party tender offer
subject to Rule 14d-1.

          [ ] issuer tender offer subject to Rule 13e-4.

          [ ] going-private transaction subject to Rule 13e-3.

          [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

          This Amendment No. 2 amends the Tender Offer Statement on Schedule TO initially filed on June 8, 2001, by Vivendi Universal, a societe anonyme organized under the laws of France ("Parent"), and Soraya Merger Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $1.00 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent (together, the "Shares"), of Houghton Mifflin Company, a Massachusetts corporation (the "Company"), at a purchase price of $60.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 8, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively. This Amendment No. 2 is being filed on behalf of Parent and the Purchaser.

ITEM 11.  ADDITIONAL INFORMATION.

          Item 11 is hereby amended and supplemented by the following:

          On June 29, 2001, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the proposed acquisition of Houghton Mifflin expired on June 27, 2001, clearing the way for Parent's tender offer to proceed. A copy of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.


*(a)(1)(A)    Offer to Purchase dated June 8, 2001.

*(a)(1)(B)    Recommendation Statement on Schedule 14D-9 of the Company dated
              June 8, 2001.
*(a)(1)(C)    Letter of Transmittal.

*(a)(1)(D)    Notice of Guaranteed Delivery.

*(a)(1)(E)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

*(a)(1)(F)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

*(a)(1)(G)    Guidelines for Certification of Taxpayer Identification Number
              on Substitute Form W-9.

*(a)(1)(H)    Joint Press Release issued by Parent and the Company on June 1,
              2001.

*(a)(1)(I)    Summary Advertisement published June 8, 2001.

*(a)(1)(J)    Letter to Stockholders of the Company from the Chairman of the
              Board and Chief Executive Officer of the Company dated June 8,
              2001.

(a)(1)(K)     Press Release issued by Parent on June 29, 2001.

(b)           Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

(g)           Not applicable.

(h)           Not applicable.

*  Previously filed.

                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SORAYA MERGER  INC.

                                       By:   /s/ Debra Ford
                                          ------------------------------
                                          Name:  Debra Ford
                                          Title: President, Treasurer and Clerk


                                       VIVENDI UNIVERSAL

                                       By:   /s/ George E. Bushnell, III
                                          ------------------------------
                                          Name:  George E. Bushnell, III
                                          Title: Vice President

Dated: June 29, 2001

                               Index to Exhibits

*(a)(1)(A)    Offer to Purchase dated June 8, 2001.

*(a)(1)(B)    Recommendation Statement on Schedule 14D-9 of the Company dated
              June 8, 2001.

*(a)(1)(C)    Letter of Transmittal.

*(a)(1)(D)    Notice of Guaranteed Delivery.

*(a)(1)(E)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

*(a)(1)(F)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

*(a)(1)(G)    Guidelines for Certification of Taxpayer Identification Number
              on Substitute Form W-9.

*(a)(1)(H)    Joint Press Release issued by Parent and the Company on June 1,
              2001.

*(a)(1)(I)    Summary Advertisement published June 8, 2001.

*(a)(1)(J)    Letter to Stockholders of the Company from the Chairman of the
              Board and Chief Executive Officer of the Company dated June 8,
              2001.

(a)(1)(K)     Press Release issued by Parent on June 29, 2001.

(b)           Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of June 1, 2001, among Parent, the Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated January 17, 2001 between Parent, the Company and Havas.

(g)           Not applicable.

(h)           Not applicable.

*  Previously filed.

                                                             Exhibit (a)(1)(K)

[Vivendi Universal logo]



                          VIVENDI UNIVERSAL CONFIRMS
                 THAT HART-SCOTT-RODINO WAITING PERIOD EXPIRES
                   IN HOUGHTON MIFFLIN PROPOSED ACQUISITION

PARIS AND NEW YORK, JUNE 29, 2001 - Vivendi Universal (Paris Bourse: EXFP;
NYSE: V) confirmed today that waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the proposed acquisition of Houghton Mifflin (NYSE: HTN) expired on June 27, 2001, clearing the way for Vivendi Universal's tender offer to proceed. The waiting period expired without request for additional information from U.S. antitrust authorities - the Department of Justice/Federal Trade Commission.

Assuming that at least two-thirds of the Houghton Mifflin shares have been tendered by July 6, 2001, and the other conditions to the tender offer have been satisfied, it is expected that Vivendi Universal would close successfully the tender offer on that date and achieve the scheduled closing date for the acquisition of Houghton Mifflin.

Important Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Hougthton Mifflin. Vivendi Universal has filed a Tender Offer statement that contains important information that should be read carefully before any decision is made with respect to the offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) is available at no charge at the SEC's website at www.sec.gov. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

CONTACTS:
PARIS
Antoine Lefort
011-33-1-71-71-1180
NEW YORK
Anita Larsen
212-572-1118


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